==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                   AVAYA INC.
                        ---------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)

                                   053499 10 9
                                 --------------
                                 (CUSIP Number)
              ----------------------------------------------------


                                SCOTT A. ARENARE
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
             -----------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 WITH A COPY TO:
                              ANDREW R. BROWNSTEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                                51 W 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                 MARCH 10, 2002
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|.


                               Page 1 of 12 Pages

==============================================================================

                                 SCHEDULE 13D

   CUSIP NO. 053499 10 9                                   Page 2 of 12



--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            WARBURG, PINCUS EQUITY PARTNERS, L.P
            I.R.S. IDENTIFICATION NO. 13-3986317
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   |x|

                                                                     (b)   |_|
------------------------------------------------------------------------------

3.    SEC USE ONLY                                                         |_|

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares                   -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By                  47,978,070*
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting                 -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                            47,978,070*
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            47,978,070*
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            14.3%*
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

_____________________________________
* Estimated. Assumes the full conversion of all Series B Stock into Common Stock pursuant to the terms and conditions of such Series B Stock, giving effect to the reduction in conversion price pursuant to the Conversion Agreement, and the full exercise of the Series A Warrants and Series B Warrants in accordance with their terms. Does not include any Common Stock to be acquired pursuant to the terms of the Stock Purchase Agreement.

                                 SCHEDULE 13D

   CUSIP NO. 053499 10 9                                   Page 3 of 12



--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            WARBURG, PINCUS & Co.
            I.R.S. IDENTIFICATION NO. 13-6358475
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   |x|

                                                                     (b)   |_|
------------------------------------------------------------------------------

3.    SEC USE ONLY                                                         |_|

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares                   -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By                  50,770,444*
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting                 -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                            50,770,444*
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            50,770,444*
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.0%*
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

_____________________________________
* Estimated. Assumes the full conversion of all Series B Stock into Common Stock pursuant to the terms and conditions of such Series B Stock, giving effect to the reduction in conversion price pursuant to the Conversion Agreement, and the full exercise of the Series A Warrants and Series B Warrants in accordance with their terms. Does not include any Common Stock to be acquired pursuant to the terms of the Stock Purchase Agreement.

                                  SCHEDULE 13D

   CUSIP NO. 053499 10 9                                   Page 4 of 12



--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            WARBURG, PINCUS LLC
            I.R.S. IDENTIFICATION NO. 13-3536050
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   |x|

                                                                     (b)   |_|
------------------------------------------------------------------------------

3.    SEC USE ONLY                                                         |_|

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           |_|
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares                   -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By                  50,770,444*
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting                 -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                            50,770,444*
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            50,770,444*
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           |_|
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.0%*
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

            OO
--------------------------------------------------------------------------------

_____________________________________
* Estimated. Assumes the full conversion of all Series B Stock into Common Stock pursuant to the terms and conditions of such Series B Stock, giving effect to the reduction in conversion price pursuant to the Conversion Agreement, and the full exercise of the Series A Warrants and Series B Warrants in accordance with their terms. Does not include any Common Stock to be acquired pursuant to the terms of the Stock Purchase Agreement.

CUSIP NO. 053499 10 9                SCHEDULE 13D                   PAGE 5 OF 12



                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

            Reference is made to the statement on Schedule 13D (the "Schedule 13D") filed on October 12, 2000 on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"). This Amendment No. 1 to Schedule 13D amends the Schedule 13D as follows. All capitalized terms used without definition in this Amendment No. 1 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

            The total amount of funds that will be required by the Investors to purchase the Common Stock pursuant to the Stock Purchase Agreement and to fund the exercise of the Series A Warrants and the Series B Warrants pursuant to the Conversion Agreement described under Item 4 below is $100,000,011. The Investors also will convert an aggregate of 4 million shares of Series B Stock pursuant to the terms of the Conversion Agreement. In addition, a total amount of funds equal to $549,690 were used by the Investors to purchase 50,000 shares of Common Stock in open market transactions on December 28, 2000, at a price of $10.93 per share. In each case, such funds were or will be furnished out of the Investors' working capital.

ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

            On March 10, 2002, the Investors entered into a Conversion and Exercise Agreement (the "Conversion Agreement") and a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Company. The Conversion Agreement is filed as Exhibit 3 hereto, and the Stock Purchase Agreement is filed as Exhibit 4 hereto. The full text of each of the Conversion Agreement and the Stock Purchase Agreement is incorporated herein by reference.

            The following summaries set forth the material terms of the Conversion Agreement and the Stock Purchase Agreement, but these summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Conversion Agreement and the Stock Purchase Agreement, each of which is filed as an exhibit hereto.

CONVERSION AGREEMENT

            Pursuant to the terms of the Conversion Agreement, (1) the Company reduced the current conversion price to $11.31 per share and the Investors agreed to convert all shares of Series B Stock held by the Investors into an aggregate of approximately 38,329,365 shares of Common Stock, and (2) the Investors agreed to exercise for cash (a) a portion of the Series A Warrants held by the Investors to purchase 159,268 shares of Common Stock at $34.73 per share, and (b) a portion of the Series B Warrants held by the Investors to purchase 127,414 shares of Common Stock at $34.73 per share. The Investors will retain that portion of the Series A Warrants and the Series B Warrants not

CUSIP NO. 053499 10 9                SCHEDULE 13D                   PAGE 6 OF 12



exercised pursuant to the terms of the Conversion Agreement.

            The Conversion Agreement contains the following additional material provisions:

            BOARD SEAT. So long as the Investors and their permitted transferees maintain ownership of at least 26 million shares of Common Stock, they will be permitted to designate for election one individual to the Company's board of directors, and the Company's board of directors will use reasonable efforts to cause such person to be elected. While this ownership level is maintained, the Investors and their permitted transferees also will be permitted to designate one observer to attend meetings of the Company's board of directors.

            STANDSTILL PROVISION. The Investors, their controlled affiliates and each member of the Warburg Group agreed that, until August 8, 2005, they would not acquire additional shares of Common Stock such that, together with shares already owned by them, would exceed 19.5% of the then outstanding Common Stock.

            REGISTRATION RIGHTS. The Company has agreed to file a shelf registration statement for the registered sale of the shares of Common Stock acquired pursuant to the Conversion Agreement.

            PURCHASE AGREEMENT. Upon completion of the transactions contemplated by the Conversion Agreement, certain provisions of the Purchase Agreement, including those described under "--Preemptive Rights" in the Schedule 13D, are to be terminated.

            OTHER. In the event that the Conversion Agreement is terminated prior to the closing of the transactions contemplated thereby, the conversion price of the Series B Stock would automatically revert to that which would have been in effect had the Conversion Agreement not been entered into.

STOCK PURCHASE AGREEMENT

            Pursuant to the terms of the Stock Purchase Agreement, the Investors agreed to purchase from the Company an aggregate of 14,383,953 shares of Common Stock for $90,043,545.78, or $6.26 per share.

            The Stock Purchase Agreement also contains the following additional material provisions:

            BOARD SEAT. The Investors agreed that after the closing of the transactions contemplated by the Stock Purchase Agreement, they would not designate for election to the Company's Board of Directors any person affiliated with them under the provisions described under "--Board Seat," above, or under "--Board Seat" in the Schedule 13D, whichever may be applicable.

            STANDSTILL PROVISION. The Investors, their controlled affiliates and each member of the Warburg Group agreed that, until August 8, 2005, they would not acquire additional shares of Common Stock such that, together with shares already owned by them, would exceed 19.5% of the then outstanding Common Stock.

CUSIP NO. 053499 10 9                SCHEDULE 13D                   PAGE 7 OF 12



            REGISTRATION RIGHTS. The Company has agreed to file a shelf registration statement for the registered sale of the shares of Common Stock acquired pursuant to the Stock Purchase Agreement.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

Item 5 of the Schedule 13D is replaced with the following:

     (a) The Reporting Entities beneficially own shares of Common Stock by virtue of the Investors' ownership of the Series B Stock and the Series A and B Warrants (the "Securities"), which are convertible into or exercisable for shares of Common Stock, and through the Investors' ownership of an aggregate of 50,000 shares of Common Stock. As of March 10, 2002, the Reporting Entities estimate that WP and WP LLC each beneficially owned 50,770,444 shares of Common Stock, giving effect to adjustment of the conversion price of the Series B Stock pursuant to the Conversion Agreement and assuming the full conversion and exercise of the Securities. Also as of that date, the Reporting Entities estimate that WPEP beneficially owned 47,978,070 shares of Common Stock, giving effect to adjustment of the conversion price of the Series B Stock pursuant to the Conversion Agreement and assuming the full conversion and exercise of the Securities. Of the shares beneficially owned by WP and WP LLC, the Reporting Entities estimate that 2,792,374 shares represent the aggregate shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Common Stock that are beneficially owned by these entities.

     Giving effect to the adjustment of the conversion price of the Series B Stock pursuant to the Conversion Agreement and assuming the full conversion and exercise of the Securities, as of March 10, 2002, the estimated 50,770,444 shares of Common Stock beneficially owned by the Reporting Entities represented approximately 15.0% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise and conversion of the Securities in accordance with the terms of the Conversion Agreement and the terms of the Series A and B Warrants (based on the 287,679,085 shares of Common Stock outstanding as of March 10, 2002, as set forth in the Stock Purchase Agreement and the Conversion Agreement). Following completion of the transactions contemplated by the Conversion Agreement and the Stock Purchase Agreement, the Reporting Entities would beneficially own an estimated 65,154,397 shares of Common Stock, representing approximately 18.5% of the outstanding shares of Common Stock, after giving effect to the issuance of shares of Common Stock upon the full exercise and conversion of the Securities into Common Stock in accordance with the terms of the Conversion Agreement and the terms of the Series A and B Warrants and the purchase of an aggregate of 14,383,953 shares of Common Stock pursuant to the terms of the Stock Purchase Agreement.

     Giving effect to adjustment of the conversion price of the Series B Stock pursuant to the Conversion Agreement and assuming the full conversion and exercise of the Securities, as of March 10, 2002, the estimated 47,978,070 shares of Common Stock beneficially held by WPEP represented approximately 14.3% of the outstanding shares of

CUSIP NO. 053499 10 9                SCHEDULE 13D                   PAGE 8 OF 12



     Common Stock. Following completion of the transactions contemplated by the Stock Purchase Agreement, WPEP will beneficially hold an estimated 61,571,155 shares of Common Stock, representing approximately 17.6% of the outstanding shares of Common Stock, after giving effect to the issuance of shares of Common Stock upon the full exercise and conversion by WPEP of the Securities in accordance with the terms of the Conversion Agreement and the terms of the Series A and B Warrants and the purchase by WPEP of an aggregate of 13,592,835 shares of Common Stock pursuant to the terms of the Stock Purchase Agreement.

     Giving effect to adjustment of the conversion price of the Series B Stock pursuant to the Conversion Agreement and assuming the full conversion and exercise of the Securities, as of March 10, 2002, the estimated 2,792,374 shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII represented 5.5% of the aggregate shares of Common Stock beneficially owned by the Reporting Entities.

     (b) Assuming completion of the transactions contemplated by the Conversion Agreement, the Reporting Entities will have beneficial ownership over an estimated 50,770,444 shares of Common Stock, of which WPEP will have beneficial ownership over an estimated 47,978,070 shares of Common Stock and WPNEPI, WPNEPII and WPNEPIII have beneficial ownership over an estimated 2,792,374 shares of Common Stock. Of these 50,770,444 shares of Common Stock, approximately 38,329,365 shares are represented by the shares of Series B Stock, which even if not converted into Common Stock (but giving effect to the adjustment of the conversion price of the Series B Stock pursuant to the Conversion Agreement) would in the aggregate be entitled to voting power equivalent to approximately 38,329,365 shares of Common Stock and the balance of 12,391,079 represent shares of Common Stock purchasable upon full exercise of the Series A and Series B Warrants. WPEP, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with WP LLC and WP.

     (c) Except as described herein, during the last sixty days there were no transactions in shares of Common Stock effected by the Reporting Entities or, to the best of their knowledge, by any of the persons set forth on
     Schedule I to the Schedule 13D. Does not include Henry B. Schacht, who is on leave of absence from WP.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. Does not include Henry B. Schacht, who is on leave of absence from WP. Also does not include vested options to purchase 29,838 shares of Common Stock received by Jeffrey A. Haris in his capacity as a director of the Company.

     (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO THE SECURITIES OF THE ISSUER.
            ---------------------------------------

Item 6 of the Schedule 13D is amended and supplemented with the following:

            The descriptions of the Conversion Agreement and the Stock Purchase Agreement under Item 4 above are incorporated herein by reference.

CUSIP NO. 053499 10 9              SCHEDULE 13D                     PAGE 9 OF 12

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

Item 7 of the Schedule 13D is amended and supplemented with the following:

     3. Conversion and Exercise Agreement, dated as of March 10, 2002, by and among Avaya Inc. and the Investors.

     4. Stock Purchase Agreement, dated as of March 10, 2002, by and among Avaya Inc. and the Investors.

CUSIP NO. 053499 10 9              SCHEDULE 13D                    PAGE 10 OF 12

                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 12, 2002



                                           WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                           By: Warburg, Pincus & Co.,
                                                  General Partner

                                                 By:    /s/ Scott A. Arenare
                                                     --------------------------
                                                     Name:  Scott A. Arenare
                                                     Title: Partner


                                            WARBURG, PINCUS & CO.

                                            By:    /s/ Scott A. Arenare
                                                -------------------------------
                                                 Name:  Scott A. Arenare
                                                 Title: Partner


                                            WARBURG PINCUS LLC

                                            By:   /s/ Scott A. Arenare
                                                --------------------------------
                                                 Name:  Scott A. Arenare
                                                 Title: Member


                                            WARBURG, PINCUS NETHERLANDS EQUITY
                                            PARTNERS I, C.V.

                                            By: Warburg, Pincus & Co.,
                                                   General Partner

                                                  By:  /s/ Scott A. Arenare
                                                      --------------------------
                                                      Name:  Scott A. Arenare
                                                      Title: Partner

CUSIP NO. 053499 10 9                SCHEDULE 13D                  PAGE 11 OF 12

                                            WARBURG, PINCUS NETHERLANDS EQUITY
                                            PARTNERS II, C.V.


                                            By: Warburg, Pincus & Co.,
                                                   General Partner

                                                  By:   /s/ Scott A. Arenare
                                                      --------------------------
                                                      Name:  Scott A. Arenare
                                                      Title: Partner


                                            WARBURG, PINCUS NETHERLANDS EQUITY
                                            PARTNERS III, C.V.


                                            By: Warburg, Pincus & Co.,
                                                   General Partner

                                                  By:   /s/ Scott A. Arenare
                                                      --------------------------
                                                      Name:  Scott A. Arenare
                                                      Title: Partner

CUSIP NO. 053499 10 9              SCHEDULE 13D                    PAGE 12 OF 12

                                INDEX OF EXHIBITS


     3. Conversion and Exercise Agreement, dated as of March 10, 2002, by and among Avaya Inc. and the Investors (incorporated by reference to Exhibit
        10.2 to the Form 8-K filed by Avaya Inc. on March 11, 2002).

     4. Stock Purchase Agreement, dated as of March 10, 2002, by and among Avaya Inc. and the Investors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Avaya Inc. on March 11, 2002).